

12010335

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

SEC FILE NUMBER

8- 53006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/11_____ AND ENDING _____12/31/11_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VERITRUST FINANCIAL, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3755 SOUTH CAPITAL OF TEXAS HWY., SUITE 130

(No. and Street)

AUSTIN   TX   78704

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDGAR A. BROWN   (512)   448-0647

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PADGETT STRATEMANN & CO., LLP

(Name – *if individual, state last, first, middle name*)

811 BARTON SPRINGS , SUITE 550   AUSTIN   TX   78704

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

      ☒ Certified Public Accountant

      ☐ Public Accountant

      ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, <u>EDGAR A. BROWN</u>   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
<u>VERITRUST FINANCIAL, LLC</u>   , as
of <u>   DECEMBER 31</u> , 20<u> 11   </u>, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

PRESIDENT
_____

Title

_____
Notary Public

CATHY D. HOLLOWAY

> CATHY DIANA HOLLOWAY
> MY COMMISSION EXPIRES
> February 1, 2015

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__



Veritrust Financial, L.L.C.

Independent Auditors' Report
and Financial Statements
With Supplemental Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2011 and 2010

Veritrust Financial, L.L.C.

Table of Contents




Padgett Stratemann

Independent Auditors' Report

To the Sole Member
Veritrust Financial, L.L.C.
Austin, Texas

We have audited the accompanying statements of financial condition of Veritrust Financial, L.L.C. (the "Company") as of December 31, 2011 and 2010, and the related statements of income (loss), changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Veritrust Financial, L.L.C. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Padgett, Stratemann + Co., L.L.P.

Certified Public Accountants
February 13, 2012

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

Veritrust Financial, L.L.C.

Statements of Financial Condition

December 31, 2011 and 2010

Assets

Assets	2011	2010
Cash and cash equivalents (including restricted amounts of $100,000 for 2011 and 2010)	$ 362,932	$ 444,620
Prepaid expenses	84,454	13,852
Receivables from clearing organizations	363,766	414,637
Fixed assets – net of accumulated depreciation	16,116	16,962
Intangibles – net of accumulated amortization	393,045	393,468
Other current assets	-	7,890
Total assets	$ 1,220,313	$ 1,291,429

Liabilities and Member's Equity

Liabilities

	2011	2010
Accounts payable	$ 9,886	$ 15,698
Accrued expenses	330,351	403,289
Total liabilities	340,237	418,987

Member's Equity

	2011	2010
Member's contributed equity	250,000	250,000
Retained earnings	630,076	622,442
Total member's equity	880,076	872,442
Total liabilities and member's equity	$ 1,220,313	$ 1,291,429

Notes to financial statements form an integral part of these statements.

Veritrust Financial, L.L.C.

Statements of Income (Loss)

Years Ended December 31, 2011 and 2010

	2011	2010
Revenue:		
Commission income	$ 5,554,828	$ 5,362,221
Service income	19,900	15,136
Other income	1,659	2,253
Total revenue	5,576,387	5,379,610
Expenses:		
Commission expense	4,431,235	4,280,224
Salaries and related costs	689,318	624,615
General and administrative	132,303	178,598
Rent	91,806	98,564
Licenses and permits	37,335	78,169
Professional	29,075	39,779
Travel and entertainment	20,676	25,560
Consulting	8,298	5,686
Depreciation and amortization	5,953	5,131
Total expenses	5,445,999	5,336,326
Operating income	130,388	43,284
Other expenses:		
Litigation settlements and related legal costs	122,754	56,180
Total other expense	122,754	56,180
Net income (loss)	$ 7,634	$ (12,896)

Notes to financial statements form an integral part of these statements.

Veritrust Financial, L.L.C.

Statements of Changes in Member's Equity

Years Ended December 31, 2011 and 2010

	VFS Interest	Retained Earnings (Deficit)	Total
Balance at December 31, 2009	$ 250,000	$ 635,338	$ 885,338
Net loss – year ended December 31, 2010	-	(12,896)	(12,896)
Balance at December 31, 2010	250,000	622,442	872,442
Net income – year ended December 31, 2011	-	7,634	7,634
Balance at December 31, 2011	$ 250,000	$ 630,076	$ 880,076

Notes to financial statements form an integral part of these statements.

Veritrust Financial, L.L.C.

Statements of Cash Flows

Years Ended December 31, 2011 and 2010

	2011	2010
Cash Flows From Operating Activities		
Net income (loss)	$ 7,634	$ (12,896)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Amortization expense	931	862
Depreciation expense	5,022	4,269
Changes in operating assets and liabilities:		
Prepaid expenses	(70,602)	8,501
Receivables	50,871	30,935
Other current assets	7,890	(2,255)
Accounts payable	(5,812)	(14,532)
Accrued expenses	(72,938)	35,598
Net cash provided by (used in) operating activities	(77,004)	50,482
Cash Flows From Investing Activities – purchase of equipment	(4,684)	(12,784)
Net cash used in investing activities	(4,684)	(12,784)
Net increase (decrease) in cash and cash equivalents	(81,688)	37,698
Cash and cash equivalents at beginning of year	444,620	406,922
Cash and cash equivalents at end of year	$ 362,932	$ 444,620

Notes to financial statements form an integral part of these statements.

Veritrust Financial, L.L.C.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Nature of Operations

Veritrust Financial, L.L.C. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are regulated by FINRA and Securities Exchange Act of 1934.

Effective September 30, 2009, the Company became a wholly owned subsidiary of VFS Financial Services, Inc.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Fair Value Measurements: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS")

In April 2011, the Financial Accounting Standards Board ("FASB") issued the Accounting Standards Codification ("ASC"), *Fair Value Measurements: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*, to achieve common fair value measurement and disclosure requirements between GAAP and IFRS. This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. The new provisions are to be applied prospectively for annual periods beginning after December 15, 2011 and early adoption is not permitted. The Company does not expect the adoption of this guidance to have a material effect on its financial position, results of operations, or cash flows.

Intangibles and Goodwill

On August 10, 2011, FASB issued a revised accounting standard intended to simplify how an entity tests goodwill for impairment. The amendments to the ASC, *Intangibles – Goodwill and Other*, will allow an entity to first assess qualitative factors, events, and circumstances to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.

Veritrust Financial, L.L.C.

Notes to Financial Statements

1.   Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

The amendments to the ASC will be effective for annual goodwill and intangibles impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption will be permitted. The Company does not expect the adoption of this guidance to have a material effect on its financial position, results of operations, or cash flows.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and equivalents include cash on hand, including restricted cash held with the Company's clearing broker.

Restricted Cash

Restricted cash consists of the Company's clearing deposit with its clearing broker. Such amounts are not available for operating purposes.

Depreciation and Amortization

Property and equipment are stated at cost.   Depreciation and amortization are calculated on the straight-line method over five to seven years. Amortization expense for intangibles with definite lives is computed using the straight-line method over five years. Intangibles with indefinite useful lives are not amortized, but tested at least annually for impairment.   The Company's intangibles, which are amortized, represent developed software. These intangibles are being amortized over five years. The Company's intangibles, which are not amortized, represent rights to sales representative.

Impairment of Long-Lived Assets

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.   In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.   The factors considered by management in performing this assessment include current operating results, trends and prospects, and the effects of obsolescence, demand, competition, and other economic factors. The Company did not recognize an impairment loss during the year ended December 31, 2011 and 2010.

Veritrust Financial, L.L.C.

Notes to Financial Statements

1. Summary of Significant Accounting Policies (continued)

Member's Equity

Effective September 30, 2009, VFS Financial Services, Inc. acquired the outstanding membership interests of the Company for $250,000. VFS Financial Services, Inc. financed the transaction with a note payable in the amount of $250,000 from the former owners. The Company is not a signor or a guarantor of the note payable.

Employees

The Company has an arrangement with Administaff Companies II, L.P. ("Administaff"), a third party, to provide personnel management services. This service is provided through a co-employment relationship between the Company and Administaff, under which all Company employees are employed by both the Company and Administaff. In addition, the Company outsources the human resources function to Administaff.

Revenue Recognition

Security transactions (and related commission revenue and expense) by the Company are recorded on a trade-date basis.

Income Taxes

The Company is organized as a limited liability company (L.L.C.) and, in 2009, elected to be treated as a partnership for federal income tax purposes. During 2010, the Company elected to be designated as a disregarded entity and was consolidated with VFS Financial, Inc. for tax reporting purposes. As such, the Company is not, in general, subject to federal income tax, but rather income and expenses are passed through to the sole member of VFS Financial Inc., who must report the income and expenses on its respective income tax return.

The Company is subject to the Texas gross margin tax.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

Veritrust Financial, L.L.C.

Notes to Financial Statements

1. Summary of Significant Accounting Policies (continued)

Contingencies (continued)

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Subsequent Events

The Company has evaluated subsequent events that occurred after December 31, 2011 through the date of this report on February 13, 2012. Any material subsequent events that occurred during this time have been properly recognized or disclosed in the financial statements.

2. Operating Leases

The Company leases office space and office equipment under several noncancellable operating leases. Rental expense for office space for the years ended December 31, 2011 and 2010 totaled $91,806 and $98,564, respectively. Rental expenses relating to leased office equipment totaled $64,988 and $59,528 for the years ended December 31, 2011 and 2010, respectively.

Future minimum lease payments in excess of one year at December 31, 2011 are as follows:

Year ending December 31,	
2012	$ 109,378
2013	104,973
2014	106,749
2015	101,369
2016	54,153
	$ 476,622

Veritrust Financial, L.L.C.

Notes to Financial Statements

3. Fixed Assets and Intangibles

The classes of fixed assets and intangibles and the related accumulated depreciation and amortization are as follows:

	2011		
	Cost	Accumulated Depreciation/ Amortization	Net
Fixed assets:			
Equipment	$ 22,665	$ 7,823	$ 14,842
Furniture	1,872	958	914
Other	432	72	360
Total	$ 24,969	$ 8,853	$ 16,116
Intangibles:			
Software development – amortized	$ 4,741	$ 3,113	$ 1,628
Rights to sales representatives – unamortized	391,417	-	391,417
Total	$ 396,158	$ 3,113	$ 393,045

	2010		
	Cost	Accumulated Depreciation/ Amortization	Net
Fixed assets:			
Equipment	$ 27,869	$ 11,845	$ 16,024
Furniture	3,879	3,027	852
Other	516	430	86
Total	$ 32,264	$ 15,302	$ 16,962
Intangibles:			
Software development – amortized	$ 4,543	$ 2,492	$ 2,051
Rights to sales representatives – unamortized	391,417	-	391,417
Total	$ 395,960	$ 2,492	$ 393,468

Depreciation expense for the years ended December 31, 2011 and 2010 totaled $5,022 and $4,269, respectively.

Veritrust Financial, L.L.C.

Notes to Financial Statements

3. Fixed Assets and Intangibles (continued)

Amortization expense for the years ended December 31, 2011 and 2010 totaled $931 and $862, respectively. Future estimated amortization expense for intangible assets is as follows:

Year ending December 31,	
2012	$ 890
2013	253
2014	253
2015	215
2016	17
	$ 1,628

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $50,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010, the Company had net capital of $339,105 and $399,196. The Company's ratio of aggregate indebtedness to net capital was 1 to 1 at December 31, 2011 and 1.05 to 1 at December 31, 2010.

5. Related Party Transactions

In June 2009, the Company entered into an agreement with VFS Financial Services, Inc. for its errors and omission insurance premium. VFS Financial Services, Inc. owns 100% of the Company. In 2010, this agreement was made with VF Insurance Services, LLC, which is wholly owned by VFS Financial Services, Inc. VF Insurance Services, LLC assumes all liability from the financing of the errors and omission premiums in exchange for monthly payments from the Company. Under the arrangement, in 2011, the Company paid one down payment of $13,854 at the beginning of the policy term and monthly payments of $12,501, commencing on June 1, 2011 and continuing monthly thereafter. In 2010, the Company paid one down payment of $13,852 at the beginning of the policy term and nine monthly payments of $13,946, commencing on June 1, 2010 and continuing monthly thereafter. VF Insurance Services, LLC has the right to cancel and terminate the policy if payment is not received from the Company. As of December 31, 2011 and 2010, the Company owed the related party $0. The Company's expense for errors and omissions insurance is reimbursed by sales representatives.

In 2010, the Company also entered into an agreement with VF Insurance Services, LLC to provide marketing services. The Company recorded $19,900 and $15,136 for service income for the years ended December 31, 2011 and 2010, respectively.

Veritrust Financial, L.L.C.

Notes to Financial Statements

5.   Related Party Transactions (continued)

As of January 1, 2010, the Company entered into a management services agreement with VFS Financial Services, Inc. in which the Company pays $24,000 per month. The Company recorded $308,000 and $292,000 in management fee expenses for the years ended December 31, 2011 and 2010, which is included in salaries and related costs on the statements of income (loss).

6.   Commitments and Contingent Liabilities

The Company is involved in claims and litigation in the normal course of business. Management believes the applicable insurance coverage is adequate to cover costs of settlement and defense of such claims and litigation.

7.   Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Company's activities will involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.   Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to a minimum of $250,000. The Company has not experienced any losses in such accounts.

Supplemental Information



 **Padgett Stratemann**

Independent Auditors' Report on Supplemental
Information Required by Rule 17a-5 of the
Securities and Exchange Commission

To the Sole Member of
Veritrust Financial, L.L.C.
Austin, Texas

We have audited the accompanying financial statements of Veritrust Financial, L.L.C. as of and for the year ended December 31, 2011, and have issued our report thereon dated February 13, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the table of contents, presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann + Co., L.L.P.

Certified Public Accountants
February 13, 2012

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

Veritrust Financial, L.L.C.

Computation of Net Capital, Aggregate Indebtedness, and
Ratio of Aggregate Indebtedness to Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Total members' equity	$ 880,076
Deductions:	
Nonallowable assets:	
Prepaid expenses	(84,454)
Fixed asset – net of accumulated depreciation	(16,116)
Intangible – net of accumulated amortization	(393,045)
Unsecured receivable and other assets	(47,356)
Total net capital	$ 339,105
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 340,237
Total aggregate indebtedness	$ 340,237
Computation of basic net capital requirement:	
Minimum net capital required of broker-dealer (6.67% of total aggregate indebtedness)	$ 22,682
Minimum dollar net capital requirement of broker-dealer	$ 50,000
Net capital requirement (greater of two above)	$ 50,000
Net capital over the required minimum	$ 289,105
Ratio of aggregate indebtedness of net capital	1 to 1

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2011, filed with the Securities and Exchange Commission by the Company on Part II A of Form X-17a-5.

See independent auditors' report on supplemental information.

Veritrust Financial, L.L.C.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and clears all transactions with and for customers on a fully disclosed basis with the clearing broker, Pershing LLC, which carries all accounts of customers.

During the year ended December 31, 2011, in the opinion of management, the Company has complied with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

See independent auditors' report on supplemental information.

Report on Internal Control Structure





PS&Co. Padgett Stratemann

Independent Auditors' Report on
Internal Control Structure Required by
Securities and Exchange Commission Rule 17a-5

To the Sole Member
Veritrust Financial, L.L.C.
Austin, Texas

In planning and performing our audit of the financial statements and supplemental information of Veritrust Financial, L.L.C. (the "Company") as of and for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the use of management; the SEC; the National Association of Securities Dealers, Inc.; and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Padgett, Stratemann + Co., L.L.P.

Certified Public Accountants
February 13, 2012

Report on Transitional Assessment Reconciliation



 **PS&Co.** **Padgett Stratemann**

Independent Auditors' Report on Transitional
Assessment Reconciliation Required by
Securities and Exchange Commission Rule 17a-5

To the Sole Member of
Veritrust Financial, L.L.C.
Austin, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Veritrust Financial, L.L.C. (the "Company") and the Securities and Exchange Commission; Financial Industry Regulatory Authority, Inc.; and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants
February 13, 2012

Computation of Transitional Assessment Reconciliation
Required by Rule 17a-5 of the
Securities and Exchange Commission



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __Dec. 31__, 20 __11__

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053006   FINRA   DEC
VERITRUST FINANCIAL LLC   21*21
3755 S CAPITAL OF TEXAS HWY STE 130
AUSTIN TX 78704-6623

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ __1358.15__

   B. Less payment made with SIPC-6 filed (exclude interest)   (__1090.61__)

       _____
            Date Paid

   C. Less prior overpayment applied   (__Ø__)

   D. Assessment balance due or (overpayment)   __267.54__

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   __Ø__

   F. Total assessment balance and interest due (or overpayment carried forward) $ __267.54__

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ __267.54__

   H. Overpayment carried forward $(__Ø__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the __25th__ day of __January__, 20 __12__.

___Veritrust Financial LLC___
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

_____
President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1|1__ , 20_11_
and ending _12|31_ , 20_11_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _5,576,387_

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _5,013,229_

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   _19,900_

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions   _5,033,129_

2d. SIPC Net Operating Revenues $ _543,258_

2e. General Assessment @ .0025 $ _1,358 . 15_

(to page 1, line 2.A.)

2



Padgett Stratemann

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

TOLL FREE 800 879 4966
Padgett-CPA.com